Mail Stop 4561

December 12, 2006

Mr. James R. Worms
President and Chief Executive Officer
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, CA 90024

> **Re:** **Paladin Realty Income Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and**
> **September 30, 2006**
> **Filed May 10, August 14, and November 13, 2006**
> **File No. 0-51860**

Dear Mr. Worms:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 30

1.   We note your disclosure that you declared dividends per common share of $0.60.
        This appears inconsistent with your disclosure at pages 29, 35 and F-15. Please
        advise.

Financial Statements of Paladin Realty Income Properties, Inc. and Subsidiary

Consolidated Statements of Cash Flows, page F-6

2.   We note that distributions from real estate joint venture do not exceed your equity
        in earnings from joint venture. In light of this, please tell us how you considered
        whether such distributions represent a return on your investment or a return of
        your investment and, accordingly, how such amounts should be classified in the
        statement of cash flows. Refer to paragraphs 16 and 22 of SFAS 95. Please
        provide the same information as it relates to the portions of the distributions from
        joint ventures that did not exceed equity in earnings from joint venture for the
        quarters ended March 31, June 30, and September 30, 2006.

Exhibits

Exhibits 31.1 and 31.2

3.   We note that your certifications include the title of the certifying individual in the
        "I, [identify the certifying individual], certify that:" line. Considering that the
        certifications must be signed in a personal capacity, please confirm to us that your
        officers signed such certifications in a personal capacity and that you will revise
        your certifications in future filings to exclude the title of the certifying individual
        from the opening sentence.

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 1

4.   It appears that a portion of your restricted cash balance as of June 30, 2006 and
        September 30, 2006 does not relate to unaccepted subscriptions for common
        shares. Please tell us, and revise in future filings to disclose, the nature of all
        amounts held in restricted cash.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant